                               EMRISE CORPORATION
                                9485 HAVEN AVENUE
                           RANCHO CUCAMONGA, CA 91730




                                  June 29, 2005


VIA FACSIMILE AND EDGAR CORRESPONDENCE

Mr. Timothy Buchmiller
Securities and Exchange Commission
450 5th Street, N.W.
Washington, D.C. 20549

                  RE:      EMRISE CORPORATION
                           ACCELERATION OF EFFECTIVENESS
                           REGISTRATION STATEMENT ON FORM S-1
                           FILE NO. 333-122394

Dear Mr. Buchmiller:

         We hereby request, pursuant to Rule 461(a) of Regulation C, that the above-referenced Registration Statement be declared effective at 5:30 p.m. Eastern time on June 30, 2005 or as soon as practicable thereafter.

         Emrise Corporation ("Company") confirms that it is aware of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above-referenced Registration Statement and acknowledges that:

   o should the Securities and Exchange Commission ("Commission") or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

   o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

   o the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                   Very truly yours,

                                   EMRISE CORPORATION

                                   By: /s/ Carmine T. Oliva
                                       -----------------------------------------
                                       Carmine T. Oliva, Chief Executive Officer